SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2010
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2010 1Q Business Report
On May 17, 2010, Shinhan Financial Group (“SFG”) filed its 2010 1Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Auditor
4. Directors, Executive Shareholders Officers and Employees
5. Major and Market Price Information of Our Common Shares and ADRs
6. Related Party Transactions
Exhibit 99-1
Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2010

1. Introduction of the Group
Company History in 2009 through 2010
•	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	June 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Aug. 2009 : Corporate name of Good Morning Shinhan Securities changed to Shinhan Investment Corporation

•	Sep. 2009 : Shinhan Bank Japan became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Vietnam Bank became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG
Change in Management
On March 24, 2010 the Board of Directors of Shinhan Financial Group appointed Mr. Eung Chan Ra as the Chairman of the Group and Ms. Sung Bin Chun as the Chairman of the Board of Directors.

Principal Subsidiaries under Korean Law (as of Mar. 31, 2010)
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank1)	68.9%
Shinhan BNP Paribas Asset Management2)	65.0%
Shinhan Data System	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
Shinhan Macquaire Financial Advisory	51.0%
SHC Management	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.

2)	In January 2009, SH Asset Management and Shinhan BNP Paribas ITMC merged to form Shinhan BNP Paribas Asset Management.

3)	In January 2010, Shinhan Data System, formerly a subsidiary of Shinhan Bank became a direct subsidiary of the Group.
Indirect subsidiaries held through direct subsidiaries

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Asia Limited	100.00%
	Shinhan Bank America	100.00%
	Shinhan Bank Europe	100.00%
	Shinhan Vina Bank	50.00%
	CHB Valuemeet 2001 year 1st Securitization	50.00%
	CHB Valuemeet 2001 year 2nd Securitization	50.00%
	CHB Valuemeet 2002 year 1st Securitization	50.00%
	Shinhan Khmer Bank Limited	80.1%
	Shinhan Bank Kazakhstan	100.00%
	Shinhan Bank China Limited	100.00%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.00%
	Shinhan Bank Japan	100.00%

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
	Shinhan Vietnam Bank	100.00%

Shinhan Card	Shinhan-KT Mobile Card	50.00%

Shinhan Investment Corporation	Shinhan Investment Corporation Europe Ltd.	100.00%
	Shinhan Investment Corporation USA Inc.	100.00%
	Shinhan Investment Corporation Asia Ltd.	100.00%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.00	% 1)
	Shinhan Private Equity Fund II	2.17	% 2)

Shinhan Capital	PETRA PEF	23.8%

1)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

2)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.
Number of Shares

	Number of Shares
Types of Shares	As of Dec. 31, 2009	As of Mar. 31, 2010
Common Shares	474,199,587	474,199,587
Redeemable Preferred Shares	38,373,459	38,373,459
Redeemable Convertible Preferred Shares	14,721,000	14,721,000

Total	527,294,046	527,294,046

2. Business Results
Operation Results
(KRW billion)

	2010	2009	2008
	(Jan.1~Mar.31)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating income	1,100.1	2,097.9	3,039.2
Non-operating income	30.0	126.2	223.6
Non-operating expense	45.7	244.7	261.9
Earnings before income tax	1,084.4	1,979.4	3,000.9
Income taxes	305.8	666.7	971.2
Pre-acquisition income in subsidiaries	0.0	0.0	(0.4)
Consolidated net income	778.6	1,328.2	2,025.6
Net income in majority interest	779.0	1,305.3	2,018.6
Net income in minority interest	(0.5)	22.9	7.0

F	Some of the totals may not sum due to rounding.

Source and Use of Funds
Source of Funds

			2010				2009				2008
			(Jan.1~Mar.31)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
			Average Balance		Interest	Interest	Average Balance		Interest	Interest	Average Balance		Interest	Interest
(In KRW hundred million, %)			Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)
Source	Fund in KRW	Deposits	1,331,640	51.13	9,774	2.94	1,176,491	45.05	36,435	3.10	958,347	38.71	39,116	4.08
		CD	64,879	2.49	792	4.90	114,626	4.39	6,447	5.62	157,372	6.36	9,600	6.10
		Borrowing	71,563	2.75	445	2.49	74,090	2.84	2,519	3.40	67,277	2.72	3,332	4.95
		Call Loan	20,818	0.80	97	1.87	13,284	0.51	333	2.51	21,912	0.89	1,043	4.76
		Debenture	343,759	13.20	4,731	5.52	382,416	14.64	20,840	5.45	418,532	16.91	24,970	5.97
		Others	42,182	1.62	295	2.81	64,611	2.47	2,488	3.85	76,243	3.08	4,259	5.59
		Subtotal	1,874,841	71.98	16,134	3.45	1,825,518	69.91	69,062	3.78	1,699,683	68.66	82,320	4.84
	Fund in Foreign Currency	Deposits	113,780	4.37	397	1.40	105,507	4.04	2,187	2.07	67,431	2.72	1,791	2.66
		Borrowing	56,814	2.18	209	1.48	77,761	2.98	1,833	2.36	97,945	3.96	3,083	3.15
		Call Loan	5,624	0.22	6	0.43	11,884	0.46	367	3.09	10,913	0.44	466	4.27
		Debenture	50,988	1.96	191	1.50	52,920	2.03	970	1.83	49,316	1.99	1,897	3.85
		Others	1,336	0.05	19	5.70	2,014	0.08	57	2.83	10,938	0.44	445	4.07
		Subtotal	228,542	8.77	822	1.44	250,086	9.58	5,414	2.16	236,543	9.56	7,682	3.25
	Interest bearing funding		2,103,383	80.76	16,956	3.23	2,075,604	79.49	74,476	3.59	1,936,226	78.22	90,002	4.65
	Others	Shareholder equity	213,355	8.19	0	0.00	197,197	7.55	0	0.00	181,847	7.35	0	0.00
		Loan loss reserve	14,812	0.57	0	0.00	15,488	0.59	0	0.00	15,707	0.63	0	0.00
		Others	273,017	10.48	0	0.00	322,978	12.37	0	0.00	341,710	13.80	0	0.00
	Non-interest bearing funding		501,184	19.24	0	0.00	535,663	20.51	0	0.00	539,264	21.78	0	0.00
Total Funding			2,604,567	100.00	16,956	2.61	2,611,267	100.00	74,476	2.85	2,475,490	100.00	90,002	3.64

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds

			2010				2009				2008
			(Jan.1~Mar.31)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
			Average Balance		Interest	Interest	Average Balance		Interest	Interest	Average Balance		Interest	Interest
(In KRW hundred million, %)			Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)	Ratio (%)		Paid	Rate (%)
Use	Fund in KRW	Deposits	122,483	4.70	288	0.94	110,557	4.23	1,748	1.58	73,760	2.98	2,581	3.50
		Securities	524,730	20.15	5,291	4.04	487,858	18.68	20,444	4.19	425,433	17.19	20,497	4.82
		Loans	1,319,192	50.65	19,200	5.84	605,442	23.19	32,955	5.44	1,224,471	49.46	89,602	7.32
		(Household)	622,406	23.90	8,542	5.50	605,442	23.19	32,955	5.44	574,061	23.19	40,925	7.13
		(Corporate)	696,786	26.75	10,658	6.14	703,441	26.94	41,846	5.95	650,410	26.27	48,677	7.48
		Advances for customers	334	0.01	1	1.20	819	0.03	11	1.34	397	0.02	11	2.77
		Call Loan	27,464	1.05	137	2.00	14,648	0.56	388	2.65	10,667	0.43	496	4.65
		Debenture	26,224	1.01	412	6.30	28,255	1.08	1,649	5.84	32,457	1.31	2,041	6.29
		Credit Card Receivable	138,783	5.33	8,150	23.55	118,236	4.53	31,488	26.63	100,551	4.06	27,839	27.69
		(Card Loan)	28,584	1.10	1,190	16.70	25,301	0.97	3,926	15.52	29,681	1.20	5,351	18.03
		Others	43,640	1.68	1,035	9.51	62,190	2.38	4,017	6.46	65,796	2.66	4,715	7.17
		Loan loss reserve	(35,057)	(1.35)	0	0.00	(35,192)	(1.35)	0	0.00	(30,502)	(1.23)	0	0.00
		Subtotal	2,167,793	83.23	34,514	6.39	2,096,254	80.28	134,546	6.42	1,903,030	76.87	147,782	7.77
	Fund in Foreign Currency	Deposits	27,782	1.07	79	1.14	28,835	1.10	214	0.74	16,573	0.67	394	2.38
		Securities	23,420	0.90	77	1.32	23,318	0.89	533	2.29	20,117	0.81	891	4.43
		Loan	126,051	4.84	952	3.03	133,681	5.12	5,185	3.88	141,759	5.73	6,873	4.85
		Call loan	12,884	0.49	13	0.40	11,541	0.44	94	0.81	8,640	0.35	235	2.72
		Bills bought	31,775	1.22	235	2.97	30,760	1.18	1,521	4.94	39,621	1.60	1,791	4.52
		Others	3,055	0.12	26	3.41	3,799	0.15	147	3.87	5,493	0.22	466	8.48
		Loan loss reserve	(2,969)	(0.11)	0	0.00	(2,733)	(0.10)	0	0.00	(2,342)	(0.09)	0	0.00
		Subtotal	221,998	8.52	1,382	2.50	229,201	8.78	7,694	3.36	229,861	9.29	10,650	4.63
	Interest earning funding		2,389,791	91.75	35,896	6.02	2,325,455	89.05	142,240	6.12	2,132,890	86.16	158,432	7.43
	Others	Cash	21,540	0.83	0	0.00	22,893	0.88	0	0.00	23,746	0.96	0	0.00
		PP&E	23,430	0.90	0	0.00	23,700	0.91	0	0.00	24,194	0.98	0	0.00
		Others	169,806	6.52	0	0.00	239,219	9.16	0	0.00	294,660	11.90	0	0.00
	Non-interest earning funding		214,776	8.25	0	0.00	285,812	10.95	0	0.00	342,600	13.84	0	0.00
Total use of funds			2,604,567	100.00	35,896	5.53	2,611,267	100.00	142,240	5.45	2,475,490	100.00	158,432	6.40

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information
Financial information for 2010 1Q contained in this section are provisional figures.
Group BIS Ratio
(KRW million)

	Mar. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Aggregate Amount of Equity Capital (A)	23,190,127	22,572,130	18,723,461
Risk-Weighted Assets (B)	179,222,639	179,083,070	183,741,412
BIS Ratio (A/B) 1)	12.94%	12.60%	10.19%

1)	In accordance with the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio under BASEL I is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio
(KRW million)

	2010 1Q	2009	20081)
Won Assets due within 1 months (A)	886,004	470,681	920,661
Won Liabilities due within 1 months (B)	745,555	376,446	690,397
Won Liquidity Ratio (A/B)	118.84%	125.03%	133.35%

1)	2008 figures are due within 3 months
Liabilities to Equity Ratio
(KRW million)

	2010 1Q	2009	2008
Liabilities (A)	6,577,974	6,392,346	8,307,683
Equity (B)	21,154,755	20,728,361	17,605,883
Liabilities to Equity Ratio (A/B)	31.09%	30.84%	47.19%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) BIS Capital Adequacy Ratio (%) 1)

	Mar. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Bank 2)	16.17	15.13	13.44

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	Basel II FIRB Approach was applied in calculating BIS
(2) Adjusted Equity Capital Ratio (%)

	Mar. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Card	23.65	26.73	20.32

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

(3) Net Capital Ratio (%)

	Mar. 31, 2010	Mar. 31, 2009	Mar. 31, 2008
Shinhan Investment Corp.	558.65	678.79	783.89

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Shinhan Investment Corp. is required to maintain a minimum net capital ratio of 100%.
(4) Solvency Margin Ratio (%)

	Mar. 31, 2010	Mar. 31, 2009	Mar. 31, 2008
Shinhan Life Insurance	223.10	208.60	222.74

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
Non- Performing Loans of Certain Subsidiaries 1)
(1) Non- Performing Loans
(KRW million)

	Mar. 31, 2010		Dec. 31, 2009		Dec. 31, 2008
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank 1)	1,437,617	0.97	1,158,985	0.77	1,306,316	0.85
Shinhan Card 2)	356,404	2.46	435,083	3.08	339,101	2.91

	Mar. 31, 2010		Mar. 31, 2009		Mar. 31, 2008
	Balance	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	of NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Investment	230,228	17.90	125,366	12.14	27,738	2.35
Shinhan Life Insurance 3)	38,298	1.47	40,369	1.69	23,224	1.10

1)	Non-performing loans of banks are defined as those loans are past due longer than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Investment Corp., and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

3)	Non-performing loans of Life Insurance Company are defined as loans past due longer than 90 days

(2) Loan Loss Allowances & Write-offs for the period
(KRW million)

		Jan. 1, 2010~	Jan. 1, 2009~	Jan. 1, 2008~
		Mar. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Bank	Allowance for Possible Loan Losses	2,804,060	2,641,918	2,661,427
	Allowance for doubtful accounts on Acceptance and Guarantees	119,809	105,629	113,669
	Allowances for Losses Related to Unused Ceiling	283,254	267,859	249,442
	Other Allowances	85,025	88,337	69,557
	Allowance for Valuation of Bonds	7,555	7,609	8,152
	Total	3,299,703	3,111,352	3,102,247
	Write-offs	25,267	1,006,941	340,942
Shinhan Card	Allowance for Possible Loan Losses	706,554	793,469	773,960
	Allowance for reward on credit card use	265,071	273,233	246,429
	Allowances for Losses Related to Unused Ceiling	504,201	488,559	485,738
	Other Allowances	6,802	12,619	22,325
	Total	1,482,628	1,567,880	1,528,452
	Write-offs	149,602	469,087	603,883

		Apr. 1, 2009~	Apr. 1, 2008~	Apr. 1, 2007~
		Mar. 31, 2010	Mar. 31, 2009	Mar. 31, 2008
Shinhan Investment Corp.	Allowance for Possible Loan Losses	168,257	110,753	33,005
	Other Allowances	21,942	—	—
	Total	190,199	110,753	33,005
	Write-offs	14,838	502	2,584
Shinhan Life Insurance	Allowance for Possible Loan Losses	37,705	31,589	22,805
	Total	37,705	31,589	22,805
	Write-offs	6,230	1,330	860

Note that the financial information contained in the following four tables (Twenty Largest Exposres by Borrower, Exposure to Main Debtor Group, Loan Concentration by Industry and Top Twenty Non-Performing Loans) have been formulated under the non-consolidated basis of Shinhan Bank.
Twenty Largest Exposures by Borrower
(KRW billion)

		Loans in			Guarantees
		Foreign	Equity		and	Total
As of Mar. 31, 2010	Loans in Won	Currency	Securities	Debt Securities	Acceptances	Exposures
Ministry of Strategy & Finance	—	—	—	11,276	—	11,276
Bank of Korea	250	—	—	6,234	—	6,484
Korea Deposit Insurance Corporation	—	—	—	2,439	—	2,439
Hyundai Heavy Industries Co., Ltd.	3	11	2	10	1,468	1,494
Hyundai Samho Heavy Industries Co., Ltd.	—	17	—	—	1,238	1,255
POSCO	—	—	990	55	—	1,045
Korea Development Bank	—	—	—	1,018	—	1,018
Samsung Heavy Industries Co., LTd.	100	117	—	—	785	1,002
STX Offshore & Shipbuilding Co., Ltd	20	7	—	—	866	893
Hynix Semiconductor	38	284	493	—	47	862
Hyundai Mipo Dockyard Co., Ltd	—	—	2	—	861	863
Kookmin Bank	—	—	—	843	—	843
Industrial Bank of Korea	—	—	—	793	—	793
Hana Bank	—	—	—	739	—	739
Woori Bank	—	—	—	727	—	727
Songdo Cosmopolitan City Development Inc.	721	—	—	—	—	721
SK Energy	58	167	2	16	391	634
Korea Electronic Power Corporation	—	—	12	619	—	631
Korea Finance Corporation	—	—	—	488	—	488
Gyeonggi Expressway	445	—	32	—	—	477
Total	1,635	603	1,533	25,257	5,656	34,684

Exposure to Main Debtor Groups
(KRW billion)

		Loans in			Guarantees
		Foreign	Equity	Debt	and	Total
As of Mar. 31, 2010	Loans in Won	Currency	Securities	Securities	Acceptances	Exposures
Hyundai Heavy Industries	24	210	5	10	3,377	3,626
Samsung	169	1,115	431	104	885	2,704
Hyundai Motors	742	871	—	157	103	1,873
SK	222	553	365	71	333	1,544
STX	123	279	39	—	875	1,316
POSCO	60	93	992	37	93	1,275
LG	224	877	0	86	60	1,247
Hynix	38	302	493	—	28	861
LS	144	326	—	108	106	684
Lotte	207	136	36	25	34	438
Total	1,953	4,762	2,361	598	5,894	15,568
Loan Concentration by Industry
(KRW million)

			Loans in Foreign
	Loans in Won		Currency		Others		Total Exposures
As of Mar. 31, 2010	Amount	Weight (%)	Amount	Weight (%)	Amount	Weight (%)	Amount	Weight (%)
Manufacturing	19,441,061	15.90	2,331,435	37.92	6,495,370	54.01	28,267,866	20.13
Retail and wholesale	11,187,152	9.15	524,333	8.53	1,545,861	12.85	13,257,346	9.44
Real Estate, leasing and service	15,354,134	12.56	517,860	8.42	397,968	3.31	16,269,962	11.58
Construction	5,029,880	4.11	57,173	0.93	700,213	5.82	5,787,266	4.12
Hotel and leisure	3,494,557	2.86	50,123	0.82	84,232	0.70	3,628,912	2.58
Finance and insurance	1,960,301	1.60	504,332	8.20	1,910,593	15.89	4,375,226	3.12
Others	6,862,578	5.61	2,162,929	35.18	892,013	7.42	9,917,520	7.06
Consumers	58,942,574	48.21	—	—	—	—	58,942,574	41.97
Total	122,272,237	100.00	6,148,185	100.00	12,026,250	100.00	140,446,672	100.00

Top Twenty Non-Performing Loans
(KRW billion)
As of Mar. 31, 2010

		Gross Principal
Borrower	Industry	Outstanding	Allowance for Loan Losses
A	Real estate, leasing and service	25	13
B	Construction	23	6
C	Real estate, leasing and service	18	4
D	Construction	16	7
E	Manufacturing	15	7
F	Real estate, leasing and service	14	6
G	Transportation	14	14
H	Other service	13	10
I	Other service	12	9
J	Manufacturing	10	3
K	Real estate, leasing and service	9	0
L	Other service	9	2
M	Other service	8	12
N	Manufacturing	8	6
O	Other service	8	1
P	Real estate, leasing and service	7	1
Q	Manufacturing	6	1
R	Construction	6	1
S	Real estate, leasing and service	5	1
T	Real estate, leasing and service	5	1
Total		231	104

F	Non-performing loans are loans that are past due longer than 90 days

3. Independent Auditor
Audit Opinion for the last 3 years

	2010 1Q	FY 2009	FY 2008
Audit Opinion	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

		Payment		Working
Year	Auditor	(KRW mil.)	Details	hours
2010 1Q	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	700 hours
2009	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	4,595 hours
2008	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	5,106 hours
4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov. 25, 1938	Chairman of Shinhan Financial Group Board Steering Committee Chair	3 years starting from March 24, 2010
Sang Hoon Shin	Jul. 1, 1948	President & CEO	2 years starting from March 17, 2009
2) Non-Executive Directors
     Currently, 10 non-executive directors are in office, 8 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 24, 2010.

Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Baek Soon Lee	Oct. 8, 1952	X	—	3 years starting from March 17, 2009
Shee Yul Ryoo	Sept. 5, 1938	X	Risk Management Committee chair Board Steering Committee member Compensation Committee member	1 year starting from March 24, 2010
Byung-il Kim	Sep. 1, 1945	O	Compensation Committee chair Board Steering Committee member	1 year starting from March 24, 2010
Yo Koo Kim	Mar. 23, 1950	O	Audit Committee member	1 year starting from March 24, 2010
Hui Mook Kim	Aug. 17, 1957	O	—	1 year starting from March 24, 2010
Ke Sup Yun	May 20, 1945	O	Audit Committee chair Risk Management Committee member Compensation Committee member	1 year starting from March 24, 2010
Sung Bin Chun	Jan. 21, 1953	O	Chairman of Board of Directors Board Steering Committee member Audit Committee member	1 year starting from March 24, 2010
Haeng Nam Chung	Mar. 15, 1941	O	Board Steering Committee member	1 year starting from March 24, 2010
Yoji Hirakawa	Feb. 13, 1953	O	—	1 year starting from March 24, 2010
Philippe Aguignier	Sep. 26, 1957	O	Risk Management Committee member	1 year starting from March 24, 2010
For personal profiles of the outside directors, please refer to our Form 6-K filed on February 26, 2010.
3) Executive Officers
In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Buhmsoo Choi	Aug. 8, 1956	Deputy President & Chief Financial Officer	— Finance Management Team — Investor Relations Team — Strategic Planning Team — Global Business Strategy Team — Shinhan FSB Research Institute
Sung Ho Wi	Jun. 12, 1958	Deputy President	— General Affairs Team — Business Management Team — Public Relations Team — CSR & Culture Management Team
Chan Hee Jin	Jun. 10, 1955	Deputy President	— Synergy Management Team — Information & Technology Planning Team — Audit Team
Hyo Il Lee	Sep. 26, 1959	Managing Director	— Synergy Management Team
Yee Yong Jo	Feb. 13, 1957	Managing Director	— Compliance Team
Sam Yong Lee	Jun. 11, 1953	Managing Director	— Risk Management Team

Stock Options (as of Dec 31, 2009)

	No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
	Granted Options	Options	Options	Options
	(A)	(B)	(C)	(D = A - B - C)	Exercise Price
Granted in 2005	2,620,331	638,716	251,300	1,730,315	28
Granted in 2006	3,206,173	106,174	480,300	2,619,699	38
Granted in 2007	1,231,169	0	148,700	1,082,469	54
Granted in 2008	808,700	0	112,090	696,610	49
Granted in 2009	614,735	0	614,735	0	23
Total	8,481,108	744,890	1,607,125	6,129,093	—

Note)	The weighted-average exercise price of outstanding exercisable options as of Mar. 31, 2010 is KRW 39,714.
Employees
(As of Dec 31, 2009)

	Number of		Total Salaries and wages	Average Payment
	Employees	Average length of Service	paid in 2010	per person
			(KRW million)	(KRW million)
Total	134	1 yr 9 mths	2,800	21
5. Major Shareholders and Market Price Information of our Common Shares and ADRs
Major Shareholders1) of Shinhan Financial Group as of Mar. 31, 2009

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group	30,106,276	6.35

1)	Shareholders who own beneficial ownership of 5% or more.

Common Share Traded on the Korea Exchange
(KRW, number of shares)

		Oct. 2009	Nov. 2009	Dec. 2009	Jan. 2010	Feb. 2010	Mar. 2010
Price per share	High	49,000	49,550	47,350	45,700	45,050	43,250
	Low	44,500	44,150	43,200	39,250	42,200	39,650
	Avg.	47,314	47,164	45,562	42,843	43,782	42,011
Trading Volume		42,692,228	33,367,895	39,876,374	43,955,182	33,744,419	26,862,396
Highest Daily Trading Volume		3,618,069	3,764,932	4,463,172	3,844,278	2,604,479	2,273,117
Lowest Daily Trading Volume		1,126,835	821,886	982,116	1,148,972	893,737	617,996
American Depositary Shares traded on the New York Stock Exchange
(USD, number of shares)

		Oct. 2009	Nov. 2009	Dec. 2009	Jan. 2010	Feb. 2010	Mar. 2010
Price per share	High	85.20	86.42	81.83	81.37	75.26	80.31
	Low	75.65	76.50	74.28	68.42	66.37	73.61
	Avg.	80.60	81.86	78.01	75.22	72.60	77.14
Trading Volume		2,159,261	1,620,825	1,509,390	1,482,395	1,226,473	1,484,473
Highest Daily Trading Volume		251,769	143,045	141,197	253,870	104,598	438,722
Lowest Daily Trading Volume		39,650	40,060	32,140	23,393	32,649	20,054

*	1 ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

		Origination	Maturity	Funding	Lending	Beginning			Ending
Subsidiary	Loan Type	Date	Date	Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Investment Corporation	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	70.0	—	—	70.0
Shinhan Investment Corporation	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	100.0	—	—	100.0
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	50.0	—	—	50.0
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	50.0	—	—	50.0
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	50.0	—	—	50.0
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	50.0	—	—	50.0
Shinhan Capital	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	100.0	—	—	100.0
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	50.0	—	—	50.0
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	100.0	—	—	100.0
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	50.0	—	—	50.0
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	50.0	—	—	50.0
Shinhan Capital	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	50.0	—	—	50.0
Shinhan Capital	Loan in KRW	2008-01-23	2013-01-23	6.51%	6.60%	50.0	—	—	50.0
Shinhan Card	Loan in KRW	2008-02-21	2011-02-21	5.51%	5.66%	150.0	—	—	150.0
Shinhan Card	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	200.0	—	—	200.0
Shinhan Capital	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	50.0	—	—	50.0
Shinhan Card	Loan in KRW	2008-06-27	2011-06-27	6.41%	6.53%	200.0	—	—	200.0
Shinhan Card	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	100.0	—	—	100.0
Shinhan Capital	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	50.0	—	—	50.0
Shinhan PE	Loan in KRW	2009-08-13	2010-08-13	3.93%	3.99%	5.0	—	—	5.0
Total	—	—	—	—	—	1,575.0	—	—	1,575.0

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
Name: Buhmsoo Choi
Title: Chief Financial Officer
Date : May 17, 2010